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Exhibit 99(a)(1)(C)

        September 15, 2003

Dear Shareholders of HIA, Inc.:

        After evaluating a variety of alternatives to provide value to our shareholders, we have determined that an offer to repurchase a portion of our own shares at this time would be in the best interests of our shareholders. The board of directors has approved an offer to repurchase 1,000,000 shares of common stock, or approximately 9% of our 10,733,701 outstanding shares, at a price of $0.50 per share. A copy of the offer to purchase is enclosed.

        As you know, the trading volume for our stock has been very thin and trading has been sporadic. This offer represents a substantial premium to the trading price of our stock in recent weeks. On August 29, 2003, the closing bid price for the shares was $0.18 per share. The last trade of the shares prior to August 29, 2003 occurred on August 27, 2003, when the closing sales price of the shares was $0.25. Section 8 of the offer to purchase sets forth the price range and trading levels of the shares for the past two years.

        We encourage each shareholder to carefully read the offer to purchase and related materials. If you wish to accept the offer, you must send a completed and signed letter of transmittal in the form enclosed and your tendered shares to the depositary for the offer. The instructions to the letter of transmittal tell you how to tender your shares.

        Neither HIA nor our board of directors make any recommendation whether to tender your shares to us. You should make your decision independently after consulting with your advisors.

        Representatives from HIA may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call me at (303) 394-6040 or the depositary for the offer, Computershare Trust Company, Inc. at (303) 262-0600.

        Unless otherwise extended, the offer will expire at 5:00 p.m., Mountain Time on October 13, 2003.

        We again encourage you to read carefully the enclosed materials.

        As always, we appreciate your interest in HIA.

Sincerely,

/s/ ALAN C. BERGOLD

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  Exhibit 99(a)(1)(C)